Samuel H. Pilch
Group Vice President and Controller
Allstate Life Insurance Company

October 28, 2010

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                               Allstate Life Insurance Company

Form 10-K for the Year Ended December 31, 2009

Filed on March 12, 2010

File Number: 000-31248

Dear Mr. Rosenberg:

This letter is being submitted in response to your letter to Mr. Samuel Pilch, Group Vice President and Controller of Allstate Life Insurance Company, dated September 29, 2010, with respect to the above-referenced filing.

As we previously agreed, this letter is being submitted in advance of the completion and filing of our Form 10-Q for the quarterly period ended September 30, 2010 to demonstrate the disclosure that we have developed to address your comments.  Also, as we discussed, the quantitative data is not complete and the page number references to our Form 10-Q for the quarterly period ended September 30, 2010 are blank pending its completion.  We further note that the disclosure included in this letter is consistent with our response to your letter concerning The Allstate Corporation, which was dated September 29, 2010.

We are in the process of completing this disclosure and will include the missing data in our Form 10-Q for the quarterly period ended September 30, 2010, which we plan to file on Wednesday, November 3, 2010.  In addition, we will submit an updated response letter with the missing data and page number references populated on Thursday, November 4, 2010.

Opening Remarks

In developing our response to your comments, we have made improvements in the information provided previously in our 10-Q for the quarterly period ended June 30, 2010.  The improvements make our other-than-temporary impairment evaluation more transparent.

The MD&A Investments section for RMBS, CMBS and ABS on page XX describes the application of the cash flows paid from the underlying collateral to the securitization trusts that issued structured securities as follows:

“RMBS, CMBS and ABS are structured securities that are primarily collateralized by residential and commercial real estate related loans and other consumer related borrowings.  The cash flows from the underlying collateral paid to the securitization trust are generally applied in a pre-determined order and are designed so that each security issued by the trust, typically referred to as a “class”, qualifies for a specific original rating.  For example, the “senior” portion or “top” of the capital structure, or rating class, which would originally qualify for a rating of Aaa typically has priority in receiving principal repayments on the underlying collateral and retains this priority until the class is paid in full.  In a sequential structure, underlying collateral principal repayments are directed to the most senior rated Aaa class in the structure until paid in full, after which principal repayments are directed to the next most senior Aaa class in the structure until it is paid in full.  Senior Aaa classes generally share any losses from the underlying collateral on a pro-rata basis after losses are absorbed by classes with lower original ratings.  The payment priority and class subordination included in these securities serves as credit enhancement for holders of the senior or top portions of the structures.  These securities continue to retain the payment priority features that existed at the origination of the securitization trust.  Other forms of credit enhancement may include structural features embedded in the securitization trust, such as overcollateralization, excess spread and bond insurance.  The underlying collateral can have fixed interest rates, variable interest rates (such as adjustable rate mortgages (“ARM”)) or may contain features of both fixed and variable rate mortgages.”

In the MD&A sections discussing other-than-temporary impairment, we added a description of the third party information used to inform the estimates of future cash flows used in our impairment assessment and we improved our description of the remaining credit enhancement.  These changes further demonstrate the sufficiency of our securities’ recovery values.  See page XX, XXXX and XXXX paragraphs for Alt-A and Subprime RMBS and page XX, XXXX paragraph for cash flow CLO.  For CMBS, the description of the third party information used to inform the estimates of future cash flows was previously provided in our second quarter disclosures.  It continues to be included.  See page XX, XXXX and XXXX paragraphs.  We updated the discussion of our securities’ original ratings and explained that they continue to retain the payment priority features that existed at origination of the trust, which are beneficial to the classes of securities we own, despite their lower current credit ratings.  See page XX XXXX paragraph for Alt-A and Subprime and page XX XXXX paragraph for CMBS.

We revised the data included in the tables that show detailed trust level, class level and security-specific information about our Alt-A, Subprime and CMBS securities and the related discussion:

•                  In the current disclosure we have added projected additional collateral losses to be incurred.

•                  Also as discussed in the disclosure on page XX, XXXX paragraph, we revised the information presented for the remaining credit enhancement for our Alt-A and Subprime securities to include both structural subordination and the expected impact of other structural features embedded in the securitization trust beneficial to our class, such as overcollateralization and excess spread.

Previously in our Form 10-Q for the quarterly period ended June 30, 2010, we did not include the expected impact of other structural features embedded in the securitization trust beneficial to our class, such as overcollateralization and excess spread in the remaining credit enhancement in the tables which required us to have a separate disclosure which is no longer needed and has been removed.

•                  These changes allow the reader to directly compare the total of the remaining credit enhancement to the projected additional collateral losses to be incurred.  In situations where the remaining credit enhancement is not sufficient other-than-temporary impairment has been recognized.  We believe that the comparison of the projected additional collateral losses to be incurred to the remaining credit enhancement, now displayed in the table more directly complements the other-than-temporary impairment assessment.

•                  Also in our Form 10-Q for the quarterly period ended June 30, 2010, the tables included delinquency rates.  Delinquency rates continue to appear in the trend tables; however, they are not broken out between below investment grade securities with and without other-than-temporary impairment and by rating, since projected additional collateral losses to be incurred is more relevant.

See pages XX and XX for the Alt-A tables, pages XX and XX for the Subprime tables and pages XX and XX for the CMBS tables.

We revised our discussion of the content of the tables to address the new information and to explain how it demonstrates our conclusions that the unrealized losses are temporary.  See page XX for Alt-A, page XX for Subprime and page XX for CMBS.

We enhanced the disclosure of our Subprime securities with reliable bond insurance.  The primary factor considered in the other-than-temporary impairment assessment for these securities is the presence of reliable bond insurance.  We have added a separate discussion for those securities and we have removed them from the Subprime securities table that shows detailed trust level, class level and security-specific information.  This also improves the transparency of the discussion of Subprime securities without reliable bond insurance.  See page XX, XXXX paragraph.

In addition, we have added the amortized cost of our securities to the detailed tables since amortized cost is compared to recovery value in determining whether other-than-temporary impairment is recognized in earnings.  See page XX for the Alt-A table, page XX for the Subprime table and page XX for the CMBS table.

Finally, we added a separate paragraph for Alt-A, Subprime, CMBS and cash flow CLO ABS with our conclusions as to why the unrealized losses on those below investment grade securities are temporary.  Previously we had one paragraph at the end of the MD&A discussion which related to all four groups of securities.  See page XX XXXX paragraph for Alt-A, page XX XXXX paragraph for Subprime, page XX XXXX paragraph for CMBS and page XX XXXX paragraph for cash flow CLO securities.

Response

For your convenience, we have set forth the follow up comment in bold typeface and appearing below each bullet are explanatory remarks, the disclosure revision adopted in response to your comment and a reference to where it can be found in the 10-Q for the quarterly period ended September 30, 2010.  In addition, the expanded disclosure information has been provided as an attachment to this letter with the areas of disclosure revision underlined.  It appears in our 10-Q beginning on page XX.

Other-Than-Temporary Impairment Evaluation, page 16

1.              Please revise your response dated August 5, 2010 to address the following:

•                  Clarify what Other means in the tables that show trust-level, class level and security specific detailed information for your below investment grade Alt-A, Subprime and CMBS securities;

We have revised the caption “Other” to read “Without other-than-temporary impairments recorded in earnings”.  See the caption on page XX for Alt-A, page XX for Subprime and page XX for CMBS.

•                  Why you believe the recovery value of the security exceeds the current amortized cost despite projected cumulative collateral losses that exceed the average remaining credit enhancement for your Alt-A, Subprime and CMBS securities;

We have revised our disclosure as indicated below for Alt-A, Subprime and CMBS and have indicated where it is located in our Form 10-Q.

As a result of this comment we performed a thorough review of the disclosures that appeared in our Form 10-Q for the quarterly period ended June 30, 2010 and concluded that we could improve the information in our detailed tables leading to improvements that appear throughout our revised third quarter disclosures. As noted on page 2 of this letter we added projected additional collateral losses to be incurred and amortized cost to the tables, and we revised the information presented for remaining credit enhancement.  Our current disclosures make our conclusions more apparent.

Alt-A   See page XX.

“As of September 30, 2010, our below investment grade Alt-A securities with gross unrealized losses and without other-than-temporarily impairments recorded in earnings had incurred actual cumulative collateral losses of X.X%.  Our impairment evaluation forecasts more severe assumptions than the trusts are actually experiencing, including a projected weighted average underlying default rate of XX.X% and a projected weighted average loss severity of XX.X%, which resulted in projected additional collateral losses of XX.X%.  As the average remaining credit enhancement for these securities of XX.X% exceeds the projected additional collateral losses of XX.X%, these securities have not been impaired.

As of September 30, 2010, our below investment grade Alt-A securities with gross unrealized losses and with other-than-temporary impairments recorded in earnings had incurred actual cumulative collateral losses of X.X%.  Our impairment evaluation forecasts more severe assumptions than the trusts are actually experiencing, including a projected weighted average underlying default rate of XX.X% and a projected weighted average loss severity of XX.X%, which resulted in projected additional collateral losses of XX.X%.  As the average remaining credit enhancement for these securities of X.X% is insufficient to withstand the projected additional collateral losses, we have recognized cumulative write-downs in earnings on these securities as reflected in the table above using our calculated recovery value at the time of impairment.  The current average recovery value of these securities as a percentage of par was XX.X% and exceeded these securities’ current average amortized cost as a percentage of par of XX.X%, which demonstrates our conclusion that the nature of the remaining unrealized loss on these securities is temporary and will reverse over time.  The comparison indicates that recovery value exceeds amortized cost based on a comprehensive evaluation of financial, economic and capital markets assumptions developed for this reporting period.

We believe the unrealized losses on our Alt-A securities, including those over 24 months, result from the current risk premium on these securities, which should reverse over the securities’ remaining lives.  We expect to receive our estimated share of contractual principal and interest collections used to determine the securities’ recovery value.  As of September 30, 2010, we do not have the intent to sell and it is not more likely than not we will be required to sell these securities before the recovery of their amortized cost basis.  We believe that our valuation and impairment processes are comprehensive, employ the most current views about collateral and securitization trust financial positions, and demonstrate our recorded impairments and that the remaining unrealized losses on these positions are temporary in nature.”

Subprime   See page XX-XX.

“As of September 30, 2010, our below investment grade Subprime securities with gross unrealized losses that are not reliably insured and without other-than-temporary impairments recorded in earnings had incurred actual cumulative collateral losses of XX.X%.  Our impairment evaluation forecasts more severe assumptions than the trusts are actually experiencing, including a projected weighted average underlying default rate of XX.X% and a projected weighted average loss severity of XX.X%, which resulted in projected additional collateral losses of XX.X%.  As the average remaining credit enhancement for these securities of XX.X% exceeds the projected additional collateral losses of XX.X%, these securities have not been impaired.

As of September 30, 2010, our below investment grade Subprime securities with gross unrealized losses that are not reliably insured and with other-than-temporary impairments recorded in earnings had incurred actual cumulative collateral losses of XX.X%.  Our impairment evaluation forecasts more severe assumptions than the trusts are actually experiencing, including a projected weighted average underlying default rate of XX.X% and a projected weighted average loss severity of XX.X%, which resulted in projected additional collateral losses of XX.X%.  As the average remaining credit enhancement for these securities of XX.X% is insufficient to withstand the projected additional collateral losses, we have recognized cumulative write-downs in earnings on the securities as reflected in the table above using our calculated recovery value at the time of impairment.  The current average recovery value of these securities as a percentage of par was XX.X% and exceeded these securities’ current average amortized cost as a percentage of par of XX.X%, which demonstrates our conclusion that the nature of the remaining unrealized loss on these securities is temporary and will reverse over time.  The comparison indicates that recovery value exceeds amortized cost based on a comprehensive evaluation of financial, economic and capital markets assumptions developed for this reporting period.

We believe the unrealized losses on our Subprime securities, including those over 24 months, result from the current risk premium on these securities, which should reverse over the securities’ remaining lives.  We expect to receive our estimated share of contractual principal and interest collections used to determine the securities’ recovery value.  As of September 30, 2010, we do not have the intent to sell and it is not more likely than not we will be required to sell these securities before the recovery of their amortized cost basis.  We believe that our valuation and impairment processes are comprehensive, employ the most current views about collateral and securitization trust financial positions, and demonstrate our recorded impairments and that the remaining unrealized losses on these positions are temporary in nature.”

CMBS   See page XX.

“As of September 30, 2010, our below investment grade CMBS securities with gross unrealized losses and without other-than-temporary impairments recorded in earnings had incurred actual cumulative collateral losses of X.X%, and the projected additional collateral loss rate for these securities at September 30, 2010 was X.X%.  As the average remaining credit enhancement for these securities of X.X% exceeds the projected additional collateral losses of X.X%, these securities have not been impaired.

As of September 30, 2010, our below investment grade CMBS securities with gross unrealized losses and with other-than-temporary impairments recorded in earnings had incurred actual cumulative collateral losses of X.X%.  The projected additional collateral loss rate for these securities at September 30, 2010 was XX.X%.  As the average remaining credit enhancement for these securities of XX.X% is insufficient to withstand the projected additional collateral losses, we have recognized cumulative write-downs in earnings on these securities as reflected in the table above using our calculated recovery value at the time of impairment.  The current average recovery value of these securities as a percentage of par was XX.X% and equaled these securities’ current average amortized cost as a percentage of par, which demonstrates our conclusion that the nature of the remaining unrealized loss on these securities is temporary and will reverse over time.  The comparison indicates that recovery value is in line with amortized cost as impairment write-downs were recorded in the reporting period and based on a comprehensive evaluation of financial, economic and capital markets assumptions developed for this reporting period.

We believe the unrealized losses on our CMBS securities, including those over 24 months, result from the current risk premium on these securities, which should reverse over the securities’ remaining lives.  We expect to receive our estimated share of contractual principal and interest collections used to determine the securities’ recovery value.  As of September 30, 2010, we do not have the intent to sell and it is not more likely than not we will be required to sell these securities before the recovery of their amortized cost basis.  We believe that our valuation and impairment processes are comprehensive, employ the most current views about collateral and securitization trust financial positions, and demonstrate our recorded impairments and that the remaining unrealized losses on these positions are temporary in nature.”

In addition, the revisions to our detailed tables described above further substantiate our conclusions.

We also disclose that XX.X% of our below investment grade Alt-A securities with unrealized losses, XX.X% of our below investment grade Subprime securities with unrealized losses, and XX.X% of our below investment grade CMBS securities with unrealized losses were initially rated Aaa, and as a result most of our securities are in classes that have priority in receiving the principal repayments on the underlying collateral compared to those with lower original ratings.  These securities continue to retain the payment priority features that existed at the origination of the securitization trust, despite their lower current credit ratings.  See page XX XXXX paragraph for Alt-A and Subprime, and page XX XXXX paragraph for CMBS.

•                  Disclose the average loan-to-collateral-value ratio for your Alt-A, Subprime and CMBS securities at their acquisition date and at the most recent balance sheet date;

Average loan to collateral value ratios are not consistently available for our securities and we were not able to add them to our disclosure.  We have added the following disclosure to page XX:

“Current loan-to-value ratios of underlying collateral are not consistently available and accordingly they are not a primary factor in our impairment evaluation.”

•                  Where you rely on the recoverability of your unrealized losses through “reliable bond insurance” for your Subprime securities, disclose the rating of these insurance companies and the insured amount separately by investment grades;

We have added the following disclosure to page XX:

“As of September 30, 2010, our Subprime securities that are reliably insured include XX below investment grade Subprime securities with a total fair value of $XX million and aggregate gross unrealized losses of $XX million, all of which are rated B.  These securities are insured by one bond insurer rated B that we estimate has sufficient claims paying capacity to service its obligations on these securities.  The securitization trusts from which our securities were issued are currently receiving contractual payments from the bond insurer and considering the combination of expected future payments from the bond insurer and cash flows available from the underlying collateral, we expect the trust to have adequate cash flows to make all contractual payments due to the class of securities we own.  As a result, our security-specific estimates of future cash flows indicate that these securities’ estimated recovery values equal or exceed their amortized cost.  Accordingly, no other-than-temporary impairments have been recognized on these securities.”

•                  Describe the assumptions used to estimate future cash flows for Cash flow CLOs and Synthetic CDOs.  Your revised disclosures should include cumulative collateral losses, overcollateralization percentages, trends in cumulative collateral losses and overcollateralization percentages, estimated future cash flows, projected weighted average loss severity, projected cumulative collateral losses and significant changes in your assumptions since the securities were acquired.  Please also disclose why unrealized losses over 24 months are recoverable for these securities.

We have added the following disclosure to page XX:

“Cash flow CLO are collateralized primarily by below investment grade senior secured corporate loans and are structured with overcollateralization which serves as credit enhancement for the class of securities we own.  Overcollateralization ratios are based on the par value of the collateral in the underlying portfolio as a percentage of the notes issued as cash flow CLO securities.  The performance of these securities is impacted primarily by defaults and recoveries of the underlying collateral within the structures, which reduce overcollateralization ratios over time.  A violation of the senior overcollateralization test could result in an event of default of the structure which would give the controlling class, generally defined as the majority of the senior lenders, certain rights, including the ability to divert cash flows or liquidate the underlying portfolio to pay off the senior liabilities.

The credit loss evaluation for cash flow CLO is performed in two phases.  The first phase evaluates the overcollateralization that exists for the class of securities we own.  A critical part of this estimate involves projections of future losses formulated through our assessment of the corporate loan markets, and considers opinions from third parties, such as industry analysts and strategists, credit rating agencies, our own participation in these markets, as well as our overall economic outlook for indicators such as unemployment and GDP.  The expected performance of each security considers anticipated collateral losses and credit enhancement levels, as well as factors including default rates, anticipated recoveries, prepayment rates, changes in interest rates and other characteristics.  In addition, the performance of collateral underlying certain of our securities is actively monitored by external managers, allowing for enhanced collateral management actions which help mitigate the risk of loss.  If the overcollateralization that exists for our class exceeds 100%, our class has remaining credit enhancement sufficient to withstand the projected future losses, and we expect to collect all contractual principal and interest of the security we own.

For securities where there is insufficient remaining credit enhancement for the class of securities we own, a recovery value is calculated based on our best estimate of future cash flows specific to that security.  This estimate is based on the contractual principal payments and current interest payments of the securities we own, adjusted for actual cumulative collateral losses incurred to date and the projected future losses expected to be incurred.  If we do not expect to receive cash flows sufficient to recover the entire amortized cost basis of the security, a credit loss is recorded to the extent amortized cost exceeds recovery value.

The overcollateralization ratios for our below investment grade cash flow CLO securities with gross unrealized losses have improved over the past several periods and averaged XXX.X% at September 30, 2010, compared to XXX.X% at original issuance.  At December 31, 2009, the average overcollateralization ratio for our below investment grade cash flow CLO securities was XXX.X%.  As the average overcollateralization ratio of XXX.X% at September 30, 2010 exceeds the minimum average overcollateralization ratio of 100%; this indicates that recovery value exceeds amortized cost based on a comprehensive evaluation of financial, economic and capital markets assumptions developed for this reporting period.  Our best estimate of future cash flows, supported by the applicable overcollateralization, indicates that the nature of the unrealized loss on these securities is temporary.  We believe the unrealized losses on our cash flow CLO securities, including those over 24 months result from the current risk premium on these securities, which should reverse over the securities’ remaining lives.  We expect to receive our estimated share of contractual principal and interest collections used to determine the securities’ recovery value.  As of September 30, 2010, we do not have the intent to sell and it is not more likely than not we will be required to sell these securities before the recovery of their amortized cost basis.  We believe that our valuation and impairment processes are comprehensive, employ the most current views about collateral and securitization trust financial positions, and demonstrate our recorded impairments and that the remaining unrealized losses on these positions are temporary in nature.”

Synthetic CDO

Finally, the unrealized losses on our synthetic CDOs have declined significantly during the quarter and as a result the remaining unrealized losses are not material.  Accordingly we did not add more detailed disclosures.  The primary reason for the decrease was the adoption of new accounting guidance for the embedded credit derivatives scope exception.  Upon adoption at July 1, 2010, we were required to bifurcate the credit default swaps in certain of these securities and record them at fair value.  The effect was to significantly reduce the unrealized loss.

If you have any questions regarding this response letter, please contact Kathleen Enright, Assistant Vice President Financial Reporting, at (847) 402-8110 or me at (847) 402-2213.

Very truly yours,

/s/ Samuel H. Pilch

Samuel H. Pilch

Group Vice President and Controller

Allstate Life Insurance Company

Attachment

Item 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

We have a comprehensive portfolio monitoring process to identify and evaluate each fixed income and equity security whose carrying value may be other-than-temporarily impaired.  The process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost (for fixed income securities) or cost (for equity securities) is below established thresholds.  The process also includes the monitoring of other impairment indicators such as ratings, ratings downgrades and payment defaults.  The securities identified, in addition to other securities for which we may have a concern, are evaluated based on facts and circumstances for inclusion on our watch-list.  All investments in an unrealized loss position at September 30, 2010 were included in our portfolio monitoring process for determining whether declines in value were other than temporary.

The extent and duration of a decline in fair value have become less indicative of actual credit deterioration with respect to an issue or issuer.  While we continue to use declines in fair value and the length of time a security is in an unrealized loss position as indicators of potential credit deterioration, our determination of whether a security’s decline in fair value is other than temporary has placed greater emphasis on our analysis of the underlying credit and collateral and related estimates of future cash flows.

The following table summarizes the fair values and gross unrealized losses of fixed income securities by type and investment grade classification as of September 30, 2010.

($ in millions)		Investment grade				Below investment grade				Total
		Fair value		Unrealized losses		Fair value		Unrealized losses		Fair value		Unrealized losses
U.S. government and agencies	$		$		$		$		$		$
Municipal
Corporate
Foreign government
RMBS
CMBS
ABS
Total	$		$		$		$		$		$

We have experienced declines in the fair values of fixed income securities primarily due to wider credit spreads resulting from larger risk premiums since the time of initial purchase, largely due to macroeconomic conditions and credit market deterioration, including the impact of declining residential and commercial real estate valuations, which continue to persist.  Consistent with their ratings, our portfolio monitoring process indicates that investment grade securities have a relatively low risk of default.  Securities rated below investment grade, comprising securities with a rating of Ba, B and Caa or lower, have a higher risk of default.

As of September 30, 2010, our below investment grade gross unrealized losses were primarily concentrated in RMBS, specifically Alt-A and Subprime, CMBS and ABS, specifically cash flow CLO.  The fair value of these securities totaled $X.XX billion, an increase of X.X%, compared to $X.XX billion as of December 31, 2009.  Gross unrealized losses on these securities totaled $XXX million as of September 30, 2010, a decrease of XX.X%, compared to $X.XX billion as of December 31, 2009.

Fair values for our structured securities are obtained from third-party valuation service providers and are subject to review as disclosed in our Application of Critical Accounting Estimates.  In accordance with GAAP, when fair value is less than the amortized cost of a security and we have not made the decision to sell the security and it is not more likely than not we will be required to sell the security before recovery of its amortized cost basis, we evaluate if we expect to receive cash flows sufficient to recover the entire amortized cost basis of the security.  We calculate the estimated recovery value by discounting our best estimate of future cash flows at the security’s original or current effective rate, as appropriate, and compare this to the amortized cost of the security.  If we do not expect to receive cash flows sufficient to recover the entire amortized cost basis of the security, the credit loss component of the impairment is recorded in earnings, with the remaining amount of the unrealized loss related to other factors (“non-credit-related”) recognized in OCI.

The non-credit-related unrealized losses for our structured securities, including our below investment grade Alt-A, Subprime, CMBS and cash flow CLO, are heavily influenced by risk factors other than those related to our best estimate of future cash flows.  The difference between these securities’ original or current effective rates and the yields implied by their fair value indicates that a larger risk premium is included in the valuation of these securities than existed at initial issue or purchase.  This risk premium represents the return that a market participant requires as compensation to assume the risk associated with the uncertainties regarding the future performance of the

Item 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

underlying commercial and residential real estate collateral.  The risk premium is comprised of: default risk, which reflects the probability of default and the uncertainty related to collection of contractual principal and interest; liquidity risk, which reflects the risk associated with exiting the investment in an illiquid market, both in terms of timeliness and cost; and volatility risk, which reflects the potential valuation volatility during an investor’s holding period.  Other factors reflected in the risk premium include the costs associated with underwriting, monitoring and holding these types of complex securities.  Certain aspects of the default risk are included in the development of our best estimate of future cash flows, as appropriate.  Other aspects of the risk premium are considered to be temporary in nature and are expected to reverse over the remaining lives of the securities as future cash flows are received.

Other-than-temporary impairment assessment for below investment grade Alt-A and Subprime RMBS

Gross unrealized losses for our below investment grade Alt-A and Subprime portfolios totaled $XXX million and $XXX million, respectively, while gross unrealized gains for these portfolios totaled $XX million and $X million, respectively, as of September 30, 2010.  For our below investment grade Alt-A and Subprime securities with gross unrealized gains, we have recognized cumulative write-downs in earnings totaling $XX million and $XXX million, respectively, as of September 30, 2010.  Gross unrealized losses for our below investment grade Alt-A and Subprime portfolios as of December 31, 2009 totaled $XXX million and $XXX million, respectively.

The credit loss evaluation for Alt-A and Subprime securities with gross unrealized losses is performed in two phases.  The first phase estimates the future cash flows of the entire securitization trust from which our security was issued.  A critical part of this estimate involves forecasting default rates and loss severities of the residential mortgage loans that collateralize the securitization trust.  The factors that affect the default rates and loss severities include, but are not limited to, historical collateral performance, collateral type, transaction vintage year, geographic concentrations, borrower credit quality, origination practices of the transaction sponsor, and practices of the mortgage loan servicers.  Current loan-to-value ratios of underlying collateral are not consistently available and accordingly they are not a primary factor in our impairment evaluation.  While our projections are developed internally and customized to our specific holdings, they are informed by and benchmarked against credit opinions obtained from third parties, such as industry analysts, nationally recognized credit rating agencies and an RMBS loss modeling advisory service.  The default rate and loss severity forecasts result in a trust-level projected additional collateral loss estimate.

We then analyze the actual cumulative collateral losses incurred to date by the securitization trust, our projected additional collateral losses expected to be incurred and the position of the class of securities we own in the securitization trust relative to the trust’s other classes to determine whether any of the collateral losses will be applied to our class.  If our class has remaining credit enhancement sufficient to withstand the projected additional collateral losses, no collateral losses will be realized by our class and we expect to collect all contractual principal and interest of the security we own.  Remaining credit enhancement is measured in terms of (i) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security we own and (ii) the expected impact of other structural features embedded in the securitization trust beneficial to our class, such as overcollateralization and excess spread.

For securities where there is insufficient remaining credit enhancement for the class of securities we own, a recovery value is calculated based on our best estimate of future cash flows specific to that security.  This estimate is based on the contractual principal payments and current interest payments of the securities we own, adjusted for actual cumulative collateral losses incurred to date and the projected additional collateral losses expected to be incurred.  This estimate also takes into consideration additional secondary sources of credit support, such as reliable bond insurance.  For securities without secondary sources of credit support or for which the secondary sources do not fully offset the actual and projected additional collateral losses applied to them, a credit loss is recorded in earnings to the extent amortized cost exceeds recovery value.

XX.X% and X.X% of the fair value of our below investment grade Alt-A securities with gross unrealized losses were issued with Aaa and Aa original ratings and capital structure classifications, respectively.  XX.X%, XX.X% and X.X% of the fair value of our below investment grade Subprime securities with gross unrealized losses were issued with Aaa, Aa and A original ratings and capital structure classifications, respectively.  As described previously, Alt-A and Subprime securities with higher original ratings typically have priority in receiving the principal repayments on the underlying collateral compared to those with lower original ratings.  While the projected cash flow assumptions for our below investment grade Alt-A and Subprime securities with gross unrealized losses have deteriorated since the securities were originated, as reflected by their current credit ratings, these securities continue to retain the payment priority features that existed at the origination of the securitization trust.

Item 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

The following tables show trust-level, class-level and security-specific detailed information for our below investment grade Alt-A securities with gross unrealized losses, by credit rating.

($ in millions)		September 30, 2010
		With other-than-temporary impairments recorded in earnings								Without other-than-temporary impairments recorded in earnings
		Ba		B		Caa or lower		Total		Ba		B		Caa or lower		Total		Total
Trust-level
Actual cumulative collateral losses incurred to date (1)%					%		%		%		%		%		%		%	n/a
Projected additional collateral losses to be incurred (2)%					%		%		%		%		%		%		%	n/a
Class-level
Average remaining credit enhancement (3)%					%		%		%		%		%		%		%	n/a
Security-specific
Number of positions
Par value	$		$		$		$		$		$		$		$		$
Amortized cost	$		$		$		$		$		$		$		$		$
Fair value	$		$		$		$		$		$		$		$		$
Gross unrealized losses
Total	$		$		$		$		$		$		$		$		$
12-24 months (4)	$		$		$		$		$		$		$		$		$
Over 24 months (5)	$		$		$		$		$		$		$		$		$
Cumulative write-downs recognized (6)	$		$		$		$		$		$		$		$		$
Principal payments received during the period (7)	$		$		$		$		$		$		$		$		$

December 31, 2009
		With other-than-temporary impairments recorded in earnings								Without other-than-temporary impairments recorded in earnings
		Ba		B		Caa or lower		Total		Ba		B		Caa or lower		Total		Total
Trust-level
Actual cumulative collateral losses incurred to date (1)%					%		%		%		%		%		%		%	n/a
Projected additional collateral losses to be incurred (2)%					%		%		%		%		%		%		%	n/a
Class-level
Average remaining credit enhancement (3)%					%		%		%		%		%		%		%	n/a
Security-specific
Number of positions
Par value	$		$		$		$		$		$		$		$		$
Amortized cost	$		$		$		$		$		$		$		$		$
Fair value	$		$		$		$		$		$		$		$		$
Gross unrealized losses
Total	$		$		$		$		$		$		$		$		$
12-24 months (4)	$		$		$		$		$		$		$		$		$
Over 24 months (5)	$		$		$		$		$		$		$		$		$
Cumulative write-downs recognized (6)	$		$		$		$		$		$		$		$		$
Principal payments received during the period (7)	$		$		$		$		$		$		$		$		$

___________________

(1) Weighted average actual cumulative collateral losses incurred to date as of period end are based on the actual principal losses incurred as a percentage of the remaining principal amount of the loans in the trust.  The weighting calculation is based on the par value of each security.  Actual losses on the securities we hold are less than the losses on the underlying collateral as presented in this table.  Actual cumulative realized principal losses on the below investment grade Alt-A securities we own, as reported by the trust servicers, were $X million as of September 30, 2010.

(2) Weighted average projected additional collateral losses to be incurred as of period end are based on our projections of future losses to be incurred by the trust, taking into consideration the actual cumulative collateral losses incurred to date, as a percentage of the remaining principal amount of the loans in the trust.  Our projections are developed internally and customized to our specific holdings and are informed by and benchmarked against credit opinions obtained from third parties, such as industry analysts, nationally recognized credit rating agencies and an RMBS loss modeling advisory service.  Projected additional collateral losses to be incurred are compared to average remaining credit enhancement for each security.  For securities where the projected additional collateral losses exceed remaining credit enhancement, a recovery value is calculated to determine whether impairment losses should be recorded in earnings.  The weighting calculation is based on the par value of each security.

(3) Weighted average remaining credit enhancement as of period end is based on structural subordination and the expected impact of other structural features existing in the securitization trust beneficial to our class and reflects our projection of future principal losses that can occur

Item 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

as a percentage of the remaining principal amount of the loans in the trust before the class of the security we own will incur its first dollar of principal loss.  The weighting calculation is based on the par value of each security.

(4) Includes total gross unrealized losses on securities in an unrealized loss position for a period of 12 to 24 consecutive months.

(5) Includes total gross unrealized losses on securities in an unrealized loss position for a period more than 24 consecutive months.  As of September 30, 2010, $XX million of unrealized losses on securities with other-than-temporary impairments recognized in earnings and $XX million of unrealized losses on securities without other-than-temporary impairments recognized in earnings have been greater than or equal to 20% of those securities’ amortized cost for a period of more than 24 consecutive months.  As of December 31, 2009, there were no Alt-A securities with gross unrealized losses greater than or equal to 20% for a period of more than 24 consecutive months.

(6) Includes cumulative write-downs recorded in accordance with GAAP.

(7)  Reflects principal payments for the nine months ended September 30, 2010 or the year ended December 31, 2009, respectively.

The above tables include information about our below investment grade Alt-A securities with gross unrealized losses as of each period presented.  The par value and composition of securities included can vary significantly from period to period due to changes in variables such as credit ratings, purchases, principal payments, sales and realized principal losses.

As of September 30, 2010, our below investment grade Alt-A securities with gross unrealized losses and without other-than-temporarily impairments recorded in earnings had incurred actual cumulative collateral losses of X.X%.  Our impairment evaluation forecasts more severe assumptions than the trusts are actually experiencing, including a projected weighted average underlying default rate of XX.X% and a projected weighted average loss severity of XX.X%, which resulted in projected additional collateral losses of XX.X%.  As the average remaining credit enhancement for these securities of XX.X% exceeds the projected additional collateral losses of XX.X%, these securities have not been impaired.

As of September 30, 2010, our below investment grade Alt-A securities with gross unrealized losses and with other-than-temporary impairments recorded in earnings had incurred actual cumulative collateral losses of X.X%.  Our impairment evaluation forecasts more severe assumptions than the trusts are actually experiencing, including a projected weighted average underlying default rate of XX.X% and a projected weighted average loss severity of XX.X%, which resulted in projected additional collateral losses of XX.X%.  As the average remaining credit enhancement for these securities of X.X% is insufficient to withstand the projected additional collateral losses, we have recognized cumulative write-downs in earnings on these securities as reflected in the table above using our calculated recovery value at the time of impairment.  The current average recovery value of these securities as a percentage of par was XX.X% and exceeded these securities’ current average amortized cost as a percentage of par of XX.X%, which demonstrates our conclusion that the nature of the remaining unrealized loss on these securities is temporary and will reverse over time.  The comparison indicates that recovery value exceeds amortized cost based on a comprehensive evaluation of financial, economic and capital markets assumptions developed for this reporting period.

The following table shows actual trust-level key metrics specific to the trusts from which our below investment grade Alt-A securities with gross unrealized losses were issued, as reported by the trust servicers.

	September 30, 2010		June 30, 2010		March 31, 2010		December 31, 2009		September 30, 2009
Trust-level statistics
Delinquency rates	XX.X	%	XX.X	%	XX.X	%	XX.X	%	XX.X	%
Actual cumulative collateral losses incurred to date	X.X	%	X.X	%	X.X	%	X.X	%	X.X	%

We believe the unrealized losses on our Alt-A securities, including those over 24 months, result from the current risk premium on these securities, which should reverse over the securities’ remaining lives.  We expect to receive our estimated share of contractual principal and interest collections used to determine the securities’ recovery value.  As of September 30, 2010, we do not have the intent to sell and it is not more likely than not we will be required to sell these securities before the recovery of their amortized cost basis.  We believe that our valuation and impairment processes are comprehensive, employ the most current views about collateral and securitization trust financial positions, and demonstrate our recorded impairments and that the remaining unrealized losses on these positions are temporary in nature.

Item 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

For our below investment grade Subprime securities with gross unrealized losses that are not reliably insured, by credit rating, the following tables show trust-level, class-level and security-specific detailed information.

($ in millions)		September 30, 2010
		With other-than-temporary impairments recorded in earnings								Without other-than-temporary impairments recorded in earnings
		Ba		B		Caa or lower		Total		Ba		B		Caa or lower		Total		Total
Trust-level
Actual cumulative collateral losses incurred to date (1)%					%		%		%		%		%		%		%	n/a
Projected additional collateral losses to be incurred (2)%					%		%		%		%		%		%		%	n/a
Class-level
Average remaining credit enhancement (3)%					%		%		%		%		%		%		%	n/a
Security-specific
Number of positions
Par value	$		$		$		$		$		$		$		$		$
Amortized cost	$		$		$		$		$		$		$		$		$
Fair value	$		$		$		$		$		$		$		$		$
Gross unrealized losses
Total	$		$		$		$		$		$		$		$		$
12-24 months (4)	$		$		$		$		$		$		$		$		$
Over 24 months (5)	$		$		$		$		$		$		$		$		$
Cumulative write-downs recognized (6)	$		$		$		$		$		$		$		$		$
Principal payments received during the period (7)	$		$		$		$		$		$		$		$		$

December 31, 2009
		With other-than-temporary impairments recorded in earnings								Without other-than-temporary impairments recorded in earnings
		Ba		B		Caa or lower		Total		Ba		B		Caa or lower		Total		Total
Trust-level
Actual cumulative collateral losses incurred to date (1)%					%		%		%		%		%		%		%	n/a
Projected additional collateral losses to be incurred (2)%					%		%		%		%		%		%		%	n/a
Class-level
Average remaining credit enhancement (3)%					%		%		%		%		%		%		%	n/a
Security-specific
Number of positions
Par value	$		$		$		$		$		$		$		$		$
Amortized cost	$		$		$		$		$		$		$		$		$
Fair value	$		$		$		$		$		$		$		$		$
Gross unrealized losses
Total	$		$		$		$		$		$		$		$		$
12-24 months (4)	$		$		$		$		$		$		$		$		$
Over 24 months (5)	$		$		$		$		$		$		$		$		$
Cumulative write-downs recognized (6)	$		$		$		$		$		$		$		$		$
Principal payments received during the period (7)	$		$		$		$		$		$		$		$		$

___________________

(1) Weighted average actual cumulative collateral losses incurred to date as of period end are based on the actual principal losses incurred as a percentage of the remaining principal amount of the loans in the trust.  The weighting calculation is based on the par value of each security.  Actual losses on the securities we hold are less than the losses on the underlying collateral as presented in this table.  Actual cumulative realized principal losses on the below investment grade Subprime securities we own, as reported by the trust servicers, were $XX million as of September 30, 2010.

(2) Weighted average projected additional collateral losses to be incurred as of period end are based on our projections of future losses to be incurred by the trust, taking into consideration the actual cumulative collateral losses incurred to date, as a percentage of the remaining principal amount of the loans in the trust.  Our projections are developed internally and customized to our specific holdings and are informed by and benchmarked against credit opinions obtained from third parties, such as industry analysts, nationally recognized credit rating agencies and an RMBS loss modeling advisory service.  Projected additional collateral losses to be incurred are compared to average remaining credit enhancement for each security.  For securities where the projected additional collateral losses exceed remaining credit enhancement, a recovery value is calculated to determine whether impairment losses should be recorded in earnings.  The weighting calculation is based on the par value of each security.

(3) Weighted average remaining credit enhancement as of period end is based on structural subordination and the expected impact of other structural features existing in the securitization trust beneficial to our class and reflects our projection of future principal losses that can occur

Item 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

as a percentage of the remaining principal amount of the loans in the trust before the class of the security we own will incur its first dollar of principal loss.  The weighting calculation is based on the par value of each security.

(4) Includes total gross unrealized losses on securities in an unrealized loss position for a period of 12 to 24 consecutive months.

(5) Includes total gross unrealized losses on securities in an unrealized loss position for a period more than 24 consecutive months.  As of September 30, 2010, $XXX million of unrealized losses on securities with other-than-temporary impairments recognized in earnings and $XXX million of unrealized losses on securities without other-than-temporary impairments recognized in earnings have been greater than or equal to 20% of those securities’ amortized cost for a period of more than 24 consecutive months, and as of December 31, 2009, $XX million of unrealized losses on securities with other-than-temporary impairments recognized in earnings and $XX million of unrealized losses on securities without other-than-temporary impairments recognized in earnings had been greater than or equal to 20% of those securities’ amortized cost for a period of more than 24 consecutive months.

(6) Includes cumulative write-downs recorded in accordance with GAAP.

(7) Reflects principal payments for the nine months ended September 30, 2010 or the year ended December 31, 2009, respectively.

The above tables include information only about below investment grade Subprime securities with gross unrealized losses that are not reliably insured as of each period presented.  As such, the par value and composition of securities included can vary significantly from period to period due to changes in variables such as credit ratings, purchases, principal payments, sales and realized principal losses.

As of September 30, 2010, our Subprime securities that are reliably insured include XX below investment grade Subprime securities with a total fair value of $XX million and aggregate gross unrealized losses of $XX million, all of which are rated B.  These securities are insured by one bond insurer rated B that we estimate has sufficient claims paying capacity to service its obligations on these securities.  The securitization trusts from which our securities were issued are currently receiving contractual payments from the bond insurer and considering the combination of expected future payments from the bond insurer and cash flows available from the underlying collateral, we expect the trust to have adequate cash flows to make all contractual payments due to the class of securities we own.  As a result, our security-specific estimates of future cash flows indicate that these securities’ estimated recovery values equal or exceed their amortized cost.  Accordingly, no other-than-temporary impairments have been recognized on these securities.

As of September 30, 2010, our below investment grade Subprime securities with gross unrealized losses that are not reliably insured and without other-than-temporary impairments recorded in earnings had incurred actual cumulative collateral losses of XX.X%.  Our impairment evaluation forecasts more severe assumptions than the trusts are actually experiencing, including a projected weighted average underlying default rate of XX.X% and a projected weighted average loss severity of XX.X%, which resulted in projected additional collateral losses of XX.X%.  As the average remaining credit enhancement for these securities of XX.X% exceeds the projected additional collateral losses of XX.X%, these securities have not been impaired.

As of September 30, 2010, our below investment grade Subprime securities with gross unrealized losses that are not reliably insured and with other-than-temporary impairments recorded in earnings had incurred actual cumulative collateral losses of XX.X%.  Our impairment evaluation forecasts more severe assumptions than the trusts are actually experiencing, including a projected weighted average underlying default rate of XX.X% and a projected weighted average loss severity of XX.X%, which resulted in projected additional collateral losses of XX.X%.  As the average remaining credit enhancement for these securities of XX.X% is insufficient to withstand the projected additional collateral losses, we have recognized cumulative write-downs in earnings on the securities as reflected in the table above using our calculated recovery value at the time of impairment.  The current average recovery value of these securities as a percentage of par was XX.X% and exceeded these securities’ current average amortized cost as a percentage of par of XX.X%, which demonstrates our conclusion that the nature of the remaining unrealized loss on these securities is temporary and will reverse over time.  The comparison indicates that recovery value exceeds amortized cost based on a comprehensive evaluation of financial, economic and capital markets assumptions developed for this reporting period.

The following table shows actual trust-level key metrics specific to the trusts from which our below investment grade Subprime securities with gross unrealized losses were issued, as reported by the trust servicers.

	September 30, 2010		June 30, 2010		March 31, 2010		December 31, 2009		September 30, 2009
Trust-level statistics
Delinquency rates		%		%		%		%		%
Actual cumulative collateral losses incurred to date		%		%		%		%		%

Item 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

We believe the unrealized losses on our Subprime securities, including those over 24 months, result from the current risk premium on these securities, which should reverse over the securities’ remaining lives.  We expect to receive our estimated share of contractual principal and interest collections used to determine the securities’ recovery value.  As of September 30, 2010, we do not have the intent to sell and it is not more likely than not we will be required to sell these securities before the recovery of their amortized cost basis.  We believe that our valuation and impairment processes are comprehensive, employ the most current views about collateral and securitization trust financial positions, and demonstrate our recorded impairments and that the remaining unrealized losses on these positions are temporary in nature.

Other-than-temporary impairment assessment for below investment grade CMBS

Gross unrealized losses for our below investment grade CMBS portfolio totaled $XXX million, while gross unrealized gains for this portfolio were $X million as of September 30, 2010.  Gross unrealized losses for our below investment grade CMBS portfolio totaled $XXX million as of December 31, 2009.  For our below investment grade CMBS with gross unrealized gains, we have recognized cumulative write-downs in earnings totaling $XX million as of September 30, 2010.

The credit loss evaluation for CMBS securities with gross unrealized losses is performed in two phases.  The first phase estimates the future cash flows of the entire securitization trust from which our security was issued.  A critical part of this estimate involves forecasting the collateral losses of the commercial mortgage loans that collateralize the securitization trust.  Factors affecting these estimates include, but are not limited to, estimates of current and future property prices, current and projected rental incomes, the propensity of the commercial mortgage loans to default under these assumptions and loss severities in cases of default.  Estimates of future property prices and rental incomes consider specific property-type and geographic economic trends such as employment, property vacancy and rental rates, and forecasts of new supply in the commercial real estate markets.  Estimates of default rates and loss severities consider factors such as borrower payment history, the origination practices of the transaction sponsor, overall collateral quality and diversification, transaction vintage year, maturity date, overall transaction structure and other factors that may influence performance.  Realized losses in the CMBS market have historically been low and, we believe, are not predictive of future losses.  Therefore, our projections of collateral performance rely on probability-weighted scenarios informed by credit opinions obtained from third parties, such as nationally recognized credit rating agencies, industry analysts and CMBS loss modeling advisory services.

We then analyze the actual cumulative collateral losses incurred to date by the securitization trust, our projected additional collateral losses expected to be incurred and the position of the class of securities we own in the securitization trust relative to the trust’s other classes to determine whether any of the collateral losses will be applied to our class.  If our class has remaining credit enhancement sufficient to withstand the projected additional collateral losses, no collateral losses will be realized by our class and we expect to collect all contractual principal and interest of the security we own.  Remaining credit enhancement is measured in terms of subordination from other classes of securities in the trust being contractually obligated to absorb losses before the class of security we own.

For securities where there is insufficient remaining credit enhancement for the class of securities we own, a recovery value is calculated based on our best estimate of future cash flows specific to that security.  This estimate is based on the contractual principal payments and current interest payments of the securities we own, adjusted for actual cumulative collateral losses incurred to date and the projected additional collateral losses expected to be incurred.  In instances where the recovery value of the security is less than its amortized cost, a credit loss is recorded in earnings.

XX.X%, XX.X% and X.X% of the fair value of our below investment grade CMBS with gross unrealized losses were issued with Aaa, Aa and A original ratings and capital structure classifications, respectively.  As described previously, CMBS with higher original ratings typically have priority in receiving the principal repayments on the underlying collateral compared to those with lower original ratings.  Commercial property prices have deteriorated substantially during the last 24 months and property rental incomes are declining as the commercial real estate sector adjusts to lower macroeconomic activity.  In addition, tight credit markets and conservative underwriting standards continue to stress commercial mortgage borrowers’ ability to refinance obligations.  While the projected cash flow assumptions for our below investment grade CMBS securities with gross unrealized losses have deteriorated since the securities were originated, as reflected by their current credit ratings, these securities continue to retain the payment priority features that existed at the origination of the securitization trust.

Item 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

The following tables show trust-level, class-level and security-specific detailed information for our below investment grade CMBS securities with gross unrealized losses, by credit rating.

($ in millions)		September 30, 2010
		With other-than-temporary impairments recorded in earnings								Without other-than-temporary impairments recorded in earnings
		Ba		B		Caa or lower		Total		Ba		B		Caa or lower		Total		Total
Trust-level
Actual cumulative collateral losses incurred to date (1)%					%		%		%		%		%		%		%	n/a
Projected additional collateral losses to be incurred (2)%					%		%		%		%		%		%		%	n/a
Class-level
Average remaining credit enhancement (3)%					%		%		%		%		%		%		%	n/a
Security-specific
Number of positions
Par value	$		$		$		$		$		$		$		$		$
Amortized cost	$		$		$		$		$		$		$		$		$
Fair value	$		$		$		$		$		$		$		$		$
Gross unrealized losses
Total	$		$		$		$		$		$		$		$		$
12-24 months (4)	$		$		$		$		$		$		$		$		$
Over 24 months (5)	$		$		$		$		$		$		$		$		$
Cumulative write-downs recognized (6)	$		$		$		$		$		$		$		$		$
Principal payments received during the period (7)	$		$		$		$		$		$		$		$		$

December 31, 2009
		With other-than-temporary impairments recorded in earnings								Without other-than-temporary impairments recorded in earnings
		Ba		B		Caa or lower		Total		Ba		B		Caa or lower		Total		Total
Trust-level
Actual cumulative collateral losses incurred to date (1)%					%		%		%		%		%		%		%	n/a
Projected additional collateral losses to be incurred (2)%					%		%		%		%		%		%		%	n/a
Class-level
Average remaining credit enhancement (3)%					%		%		%		%		%		%		%	n/a
Security-specific
Number of positions
Par value	$		$		$		$		$		$		$		$		$
Amortized cost	$		$		$		$		$		$		$		$		$
Fair value	$		$		$		$		$		$		$		$		$
Gross unrealized losses
Total	$		$		$		$		$		$		$		$		$
12-24 months (4)	$		$		$		$		$		$		$		$		$
Over 24 months (5)	$		$		$		$		$		$		$		$		$
Cumulative write-downs recognized (6)	$		$		$		$		$		$		$		$		$
Principal payments received during the period (7)	$		$		$		$		$		$		$		$		$

___________________

(1) Weighted average actual cumulative collateral losses incurred to date as of period end are based on the actual principal losses incurred as a percentage of the remaining principal amount of the loans in the trust.  The weighting calculation is based on the par value of each security.  Actual losses on the securities we hold are less than the losses on the underlying collateral as presented in this table.  Actual cumulative realized principal losses on the below investment grade CMBS securities we own, as reported by the trust servicers, were $X million as of September 30, 2010.

(2) Weighted average projected additional collateral losses to be incurred as of period end are based on our projections of future losses to be incurred by the trust, taking into consideration the actual cumulative collateral losses incurred to date, as a percentage of the remaining principal amount of the loans in the trust.  Our projections are developed internally and customized to our specific holdings and are informed by and benchmarked against credit opinions obtained from third parties, such as industry analysts, nationally recognized credit rating agencies and CMBS loss modeling advisory services. Projected additional collateral losses to be incurred are compared to average remaining credit enhancement for each security.  For securities where the projected additional collateral losses exceed remaining credit enhancement, a recovery value is calculated to determine whether impairment losses should be recorded in earnings.  The weighting calculation is based on the par value of each security.

(3) Weighted average remaining credit enhancement as of period end is based on structural subordination and reflects our projection of future principal losses that can occur as a percentage of the remaining principal amount of the loans in the trust before the class of the security we own will incur its first dollar of principal loss.  The weighting calculation is based on the par value of each security.

Item 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

(4)  Includes total gross unrealized losses on securities in an unrealized loss position for a period of 12 to 24 consecutive months.

(5) Includes total gross unrealized losses on securities in an unrealized loss position for a period more than 24 consecutive months.  As of September 30, 2010, $XX million of unrealized losses on securities with other-than-temporary impairments recognized in earnings and $XX million of unrealized losses on securities without other-than-temporary impairments recognized in earnings have been greater than or equal to 20% of those securities’ amortized cost for a period of more than 24 consecutive months.  As of December 31, 2009, there were no CMBS securities with gross unrealized losses greater than or equal to 20% for a period of more than 24 consecutive months.

(6) Includes cumulative write-downs recorded in accordance with GAAP.

(7)  Reflects principal payments for the nine months ended September 30, 2010 or the year ended December 31, 2009, respectively.

The above tables include information about below investment grade CMBS with gross unrealized losses as of each period presented.  The par value and composition of securities included can vary significantly from period to period due to changes in variables such as credit ratings, purchases, principal payments and sales.

Our impairment evaluation for CMBS forecasts more severe assumptions than the trusts are actually experiencing.  We assume that all loans delinquent 60 days or more default and project default rates on otherwise performing loans. Projected loss severities are then applied against the resulting default rates, arriving at our projected additional collateral loss rates.  The projected additional collateral loss rates by vintage year of our CMBS portfolio range from a low of X.X% for holdings with a vintage year of 2003 to a high of XX.X% for holdings with a vintage year of 2007.

As of September 30, 2010, our below investment grade CMBS securities with gross unrealized losses and without other-than-temporary impairments recorded in earnings had incurred actual cumulative collateral losses of X.X%, and the projected additional collateral loss rate for these securities at September 30, 2010 was X.X%.  As the average remaining credit enhancement for these securities of X.X% exceeds the projected additional collateral losses of X.X%, these securities have not been impaired.

As of September 30, 2010, our below investment grade CMBS securities with gross unrealized losses and with other-than-temporary impairments recorded in earnings had incurred actual cumulative collateral losses of X.X%.  The projected additional collateral loss rate for these securities at September 30, 2010 was XX.X%.  As the average remaining credit enhancement for these securities of XX.X% is insufficient to withstand the projected additional collateral losses, we have recognized cumulative write-downs in earnings on these securities as reflected in the table above using our calculated recovery value at the time of impairment.  The current average recovery value of these securities as a percentage of par was XX.X% and equaled these securities’ current average amortized cost as a percentage of par, which demonstrates our conclusion that the nature of the remaining unrealized loss on these securities is temporary and will reverse over time.  The comparison indicates that recovery value is in line with amortized cost as impairment write-downs were recorded in the reporting period and based on a comprehensive evaluation of financial, economic and capital markets assumptions developed for this reporting period.

The following table shows actual trust-level key metrics specific to the trusts from which our below investment grade CMBS with gross unrealized losses were issued, as reported by the trust servicers.

	September 30, 2010		June 30, 2010		March 31, 2010		December 31, 2009		September 30, 2009
Trust-level statistics
Delinquency rates		%		%		%		%		%
Actual cumulative collateral losses incurred to date		%		%		%		%		%

We believe the unrealized losses on our CMBS securities, including those over 24 months, result from the current risk premium on these securities, which should reverse over the securities’ remaining lives.  We expect to receive our estimated share of contractual principal and interest collections used to determine the securities’ recovery value.  As of September 30, 2010, we do not have the intent to sell and it is not more likely than not we will be required to sell these securities before the recovery of their amortized cost basis.  We believe that our valuation and impairment processes are comprehensive, employ the most current views about collateral and securitization trust financial positions, and demonstrate our recorded impairments and that the remaining unrealized losses on these positions are temporary in nature.

Other-than-temporary impairment assessment for below investment grade cash flow CLO ABS

As of September 30, 2010, the fair value for our below investment grade cash flow CLO portfolio with gross unrealized losses totaled $XXX million compared to $XXX million as of December 31, 2009.  The gross unrealized losses for these securities totaled $XX million as of September 30, 2010, a decrease of XX.X%, compared to $XX million as of

Item 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

December 31, 2009. Gross unrealized gains for these securities were $XX million as of September 30, 2010.  For below investment grade cash flow CLO with gross unrealized gains, we have recognized cumulative write-downs in earnings totaling $XX million.

As of September 30, 2010, our below investment grade cash flow CLO portfolio with gross unrealized losses and without other-than-temporary impairments recorded in earnings have a fair value of $XXX million and gross unrealized losses of $XX million, all of which is aged over 24 months.  As of September 30, 2010, our below investment grade cash flow CLO portfolio with gross unrealized losses and with other-than-temporary impairments recorded in earnings have a fair value of $X million, gross unrealized losses of less than $X million, all of which is aged over 24 months, and cumulative write downs recorded in earnings of $X million.

Cash flow CLO are collateralized primarily by below investment grade senior secured corporate loans and are structured with overcollateralization which serves as credit enhancement for the class of securities we own.  Overcollateralization ratios are based on the par value of the collateral in the underlying portfolio as a percentage of the notes issued as cash flow CLO securities.  The performance of these securities is impacted primarily by defaults and recoveries of the underlying collateral within the structures, which reduce overcollateralization ratios over time.  A violation of the senior overcollateralization test could result in an event of default of the structure which would give the controlling class, generally defined as the majority of the senior lenders, certain rights, including the ability to divert cash flows or liquidate the underlying portfolio to pay off the senior liabilities.

The credit loss evaluation for cash flow CLO is performed in two phases.  The first phase evaluates the overcollateralization that exists for the class of securities we own.  A critical part of this estimate involves projections of future losses formulated through our assessment of the corporate loan markets, and considers opinions from third parties, such as industry analysts and strategists, credit rating agencies, our own participation in these markets, as well as our overall economic outlook for indicators such as unemployment and GDP.  The expected performance of each security considers anticipated collateral losses and credit enhancement levels, as well as factors including default rates, anticipated recoveries, prepayment rates, changes in interest rates and other characteristics.  In addition, the performance of collateral underlying certain of our securities is actively monitored by external managers, allowing for enhanced collateral management actions which help mitigate the risk of loss.  If the overcollateralization that exists for our class exceeds 100%, our class has remaining credit enhancement sufficient to withstand the projected future losses, and we expect to collect all contractual principal and interest of the security we own.

For securities where there is insufficient remaining credit enhancement for the class of securities we own, a recovery value is calculated based on our best estimate of future cash flows specific to that security.  This estimate is based on the contractual principal payments and current interest payments of the securities we own, adjusted for actual cumulative collateral losses incurred to date and the projected future losses expected to be incurred.  If we do not expect to receive cash flows sufficient to recover the entire amortized cost basis of the security, a credit loss is recorded to the extent amortized cost exceeds recovery value.

The overcollateralization ratios for our below investment grade cash flow CLO securities with gross unrealized losses have improved over the past several periods and averaged XXX.X% at September 30, 2010, compared to XXX.X% at original issuance.  At December 31, 2009, the average overcollateralization ratio for our below investment grade cash flow CLO securities was XXX.X%.  As the average overcollateralization ratio of XXX.X% at September 30, 2010 exceeds the minimum average overcollateralization ratio of 100%; this indicates that recovery value exceeds amortized cost based on a comprehensive evaluation of financial, economic and capital markets assumptions developed for this reporting period.  Our best estimate of future cash flows, supported by the applicable overcollateralization, indicates that the nature of the unrealized loss on these securities is temporary.  We believe the unrealized losses on our cash flow CLO securities, including those over 24 months result from the current risk premium on these securities, which should reverse over the securities’ remaining lives.  We expect to receive our estimated share of contractual principal and interest collections used to determine the securities’ recovery value.  As of September 30, 2010, we do not have the intent to sell and it is not more likely than not we will be required to sell these securities before the recovery of their amortized cost basis.  We believe that our valuation and impairment processes are comprehensive, employ the most current views about collateral and securitization trust financial positions, and demonstrate our recorded impairments and that the remaining unrealized losses on these positions are temporary in nature.